BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

03007460

11 February 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

dle 3/19

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 February 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Tuesday 11 February 2003

BAA ANNOUNCES JANUARY TRAFFIC FIGURES

BAA's seven UK airports handled a total of 8.8 million passengers in January 2003, an increase of 10.7% over January 2002 helped by strong traffic over the Christmas and new year holiday period.

Amongst the airports, Heathrow was 7.1% higher than January 2002. Gatwick has still not fully recovered from September 11 2001 and its aftermath. Although it recorded a 10.0% increase over January 2002, it was still 8% lower than January 2001. The largest gains were recorded at airports with the highest concentration of low cost carriers. Stansted added 30.5%, Edinburgh grew by 16.1% and Glasgow was also up by 10.2%.

All major markets recorded increases compared to January 2002. Domestic and European scheduled traffic saw gains of 14.9% and 13.3% respectively, whilst European charter traffic added 5.4%. North Atlantic routes increased by 9.0%, but have not recovered to levels recorded prior to September 11 2001. The two year comparison shows the North Atlantic market to be still 2.0% down.

Total air transport movements were 4.4% higher than January 2002. Cargo tonnage increased by 3.9%.

For further information on BAA plc see www.baa.com

- Ends -

Mf.../

Media enquiries:	**Caroline Corfield, BAA plc** **Tel:+44 (0) 20 7932 6654**
City enquiries:	**Alison Livesley, BAA plc** **Tel: +44 (0) 20 7932 6692**

BAA Traffic Summary : January 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr-02 to Jan-03	% Change**	12 months to Jan-03	% Change***
Heathrow	4,689.5	7.1	53,644.6	5.8	63,321.0	5.1
Gatwick	1,797.8	10.0	25,687.2	-3.0	29,682.5	-3.6
Stansted	1,149.1	30.5	14,202.5	18.6	16,312.3	18.4
London Area Total	**7,636.4**	**10.7**	**93,534.3**	**4.9**	**109,315.8**	**4.3**
Southampton	52.2	3.1	676.4	-6.7	792.2	-7.0
Glasgow	476.8	10.2	6,840.5	7.6	7,816.1	7.6
Edinburgh	499.0	16.1	5,949.7	13.9	6,981.9	14.9
Aberdeen	175.0	-2.8	2,201.8	1.0	2,573.7	0.6
Scottish Total	**1,150.8**	**10.4**	**14,991.9**	**8.9**	**17,371.7**	**9.2**
BAA Total	**8,839.4**	**10.7**	**109,202.6**	**5.4**	**127,479.7**	**4.9**

Air Transport Movements	Month	% Change*	Fin year to date: Apr-02 to Jan-03	% Change**	12 months to Jan-03	% Change***
Heathrow	37,726	0.7	387,883	1.2	460,556	0.8
Gatwick	17,554	9.7	202,677	-1.2	236,257	-2.4
Stansted	13,047	23.0	135,816	5.2	156,967	3.4
London Area Total	**68,327**	**6.6**	**726,376**	**1.2**	**853,780**	**0.4**
Southampton	2,162	-0.7	23,638	-1.7	27,970	-1.4
Glasgow	6,667	-0.6	75,573	-3.5	88,359	-4.2
Edinburgh	8,624	4.8	89,328	5.3	106,225	6.3
Aberdeen	6,108	-10.3	68,689	-6.3	81,658	-5.5
Scottish Total	**21,399**	**-1.6**	**233,590**	**-1.2**	**276,242**	**-0.8**
BAA Total	**91,888**	**4.4**	**983,604**	**0.6**	**1,157,992**	**0.0**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr-02 to Jan-03	% Change**	12 months to Jan-03	% Change***
Heathrow	92,449	4.4	1,040,937	7.5	1,238,902	5.4
Gatwick	16,651	-7.4	201,099	-9.7	241,306	-12.2
Stansted	14,641	12.0	158,804	15.1	187,825	12.1
London Area Total	**123,741**	**3.5**	**1,400,840**	**5.4**	**1,668,033**	**3.1**
Southampton	26	4.0	334	21.2	395	18.1
Glasgow	220	-2.7	5,011	1.5	5,468	-7.6
Edinburgh	1,876	46.3	19,539	48.1	21,855	35.9
Aberdeen	264	-17.5	3,073	-13.7	3,719	-23.2
Scottish Total	**2,360**	**29.1**	**27,623**	**27.3**	**31,042**	**15.6**
BAA Total	**126,127**	**3.9**	**1,428,797**	**5.7**	**1,699,470**	**3.3**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of January 2002

** compared to the ten months April 2001 to January 2002

Market Comparison: January 2003

Market	*BAA Total Jan-02 (000s)*	*BAA Total Jan-03 (000s)*	*% Change*
Domestic	1,578	1,813	14.9
Eire	419	431	2.6
European Scheduled	2,828	3,204	13.3
European Charter*	529	558	5.4
North Atlantic	1,130	1,232	9.0
Other Long Haul	1,504	1,602	6.5
Total	**7,988**	**8,839**	**10.7**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary